CUSIP No. 495667105                                      Page 1 of 11 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 9)


                       King World Productions, Inc.
_________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                                 495667105
_________________________________________________________________
                              (CUSIP Number)

Roger King                         Mark J. Tannenbaum, Esq.
King World Productions, Inc.       Reboul, MacMurray, Hewitt,
1700 Broadway                        Maynard & Kristol
New York, New York 10019           45 Rockefeller Plaza
Tel. (212) 315-4000                New York, New York 10111
                                   Tel. (212) 841-5700
_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 10, 1997
                   ____________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow-
ing box [   ].

CUSIP No. 495667105                                      Page 2 of 11 Pages

1)   Name of Reporting Person                Roger King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    2,052,338 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  2,052,338 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      2,052,338 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate             Excludes 5,750 shares
     Amount in Row (11)                 of Common Stock, $.01 par
     Excludes Certain Shares            value, held by the
                                        Reporting Person's wife
_________________________________________________________________
13)  Percent of Class
     Represented by                        5.5%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting

CUSIP No. 495667105                                      Page 3 of 11 Pages

Person                   IN



_________________________________________________________________
1)   Name of Reporting Person                Michael King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    2,458,150 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  2,458,150 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      2,458,150 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate             Excludes 600 shares of
     Amount in Row (11)                 Common Stock, $.01 par
     Excludes Certain Shares            value, indirectly owned
     by the Reporting Person's wife
_________________________________________________________________

CUSIP No. 495667105                                      Page 4 of 11 Pages

(13)  Percent of Class
     Represented by                        6.6%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                IN


_________________________________________________________________
1)   Name of Reporting Person                Richard King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    1,903,890 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  1,903,890 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      1,903,890 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

CUSIP No. 495667105                                      Page 5 of 12 Pages

CUSIP No. 495667105                                      Page 5 of 11 Pages

(12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          5.1%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                             IN

CUSIP No. 495667105                                      Page 6 of 11 Pages


_________________________________________________________________
1)   Name of Reporting Person                Diana King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
(2)  Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
__________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
__________________________________________________________________
Number of           7)   Sole Voting    2,094,753 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting  20,600 shares of
                         Power          Common Stock, $.01
                                        par value
                         ________________________________________
                    9)   Sole Disposi-  2,094,753 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-    20,600 shares of
                         positive Power Common Stock, $.01
                                        par value
                         ________________________________________

11)  Aggregate Amount Beneficially      2,115,353 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          5.7%
     Amount in Row (11)

CUSIP No. 495667105                                      Page 7 of 11 Pages
_________________________________________________________________
14)  Type of Reporting
     Person                             IN

CUSIP No. 495667105                                      Page 8 of 11 Pages

Amendment No. 9 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commis-sion") on July 23, 1985 with respect to the Common Stock, $.01 par value (the "Common Stock") of King World Productions, Inc., a Delaware Corpora-tion ("King World" or the "Issuer"), as amended by Amendment No. 1 thereto filed on June 11, 1987, Amendment No. 2 thereto filed on January 13, 1988, Amendment No. 3 thereto filed on May 10, 1991, Amendment No. 4 thereto filed on December 31, 1992, Amendment No. 5 thereto filed on March 12, 1993, Amendment No. 6 thereto filed on July 7, 1993, Amendment No. 7 thereto filed on January 12, 1995 and Amendment No. 8 thereto filed on May 8, 1996 (as so amended, the "Schedule 13D").

Item 4.   Purpose of the Transaction.

          Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons hold their Common Stock for purposes of controlling and managing King World and for investment purposes. To the extent permitted by the New Shareholders' Agreement referred to in Item 6, the Reporting Persons, or any of them, from time to time may dispose of shares of Common Stock they own in the public securities markets, at prices they deem attractive.

Item 5.   Interest in Securities of theIssuer.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) The following information is based on a total of 37,360,196 shares of Common Stock outstanding, as reported in the Issuer's most recent proxy statement dated December 5, 1996.

          As of the date hereof, Roger King beneficially owns 2,052,338 shares of Common Stock, or approximately 5.5% of the Common Stock outstand-ing, and Michael King beneficially owns 2,458,150 shares of Common Stock, or approximately 6.6% of the Common Stock outstanding, which calculations include presently-exercisable options held by each of Roger King and Michael King to purchase 540,000 shares of Common Stock. Richard King beneficially owns 1,903,890 shares of Common Stock, or approximately 5.1% of the Common Stock outstanding. Diana King beneficially owns 2,115,353 shares of Common Stock, or approximately 5.7% of the Common Stock outstand-ing. Collectively, the Reporting Persons beneficially own an aggregate 8,529,731 shares of Common Stock, or approximately 22.8% of the Common Stock outstanding.



CUSIP No. 495667105                                      Page 9 of 11 Pages

(b) Of the shares of Common Stock reported as beneficially owned by Diana King, 20,600 shares are held by a charitable foundation of which she is a director and an officer, and she may be deemed to share the power to vote, direct the vote, dispose, or direct the disposition of such shares. Otherwise, each of the Reporting Persons holds all of his or her Common Stock with the sole power to vote, direct the vote, dispose or direct the disposition thereof.

          (c)  Not Applicable.

          (d) Except as described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          On February 10, 1997, the Issuer and the Reporting Persons agreed to the termination of the Shareholders' Agreement dated as of May 1, 1991 among them, and entered into a new stockholders' agreement (the "New Share-holders' Agreement"), pursuant to which they agreed to restrict their aggregate public sales of shares of Common Stock to the number of shares that could be sold by them as a group under Rule 144 under the Securities Act of 1933, as amended, if they were all acting in concert with resepct to such sales (the "Rule 144 Volume Limit"). Except as otherwise agreed among or between the Reporting Persons, or as necessitated by decreases in the Rule 144 Volume Limit, each Reporting Person will have the right, in any three month period, to sell a number of shares of Common Stock equal to 25% of the Rule 144 Volume Limit. The New Shareholders' Agreement will terminate will terminate as to any Shareholder if (i) such Shareholder is not, and has not been for a ninety day period, an "affiliate" of the Company (within the meaning of paragraph (a)(1) of Rule 144) and is not acting in concert with any other Shareholder with respect to his or her sales of Common Stock or (ii) such Shareholder's aggregate ownership of Common Stock is less than 500,000 shares. The New Shareholders' Agreement does not apply to shares of Common Stock sold pursuant to an effective registration statement or to private sales. The Issuer does not have any right of first refusal on sales of Common Stock by the Reporting Persons under the New Shareholders' Agreement.

          The foregoing description of the New Shareholders' Agreement is qualified in its entirety by reference to the New Shareholders' Agreement, which is incorporated by reference in Exhibit A hereto.


CUSIP No. 495667105                                     Page 10 of 11 Pages

Item 7.   Material to be Filed_as_Exhibits.

CUSIP No. 495667105                                      Page 8 of 12 Pages
          Exhibit A -- New Shareholders' Agreement, dated as of February 10, 1997 (incorporated by refernce to Exhibit 10.1 to the Issuer's current report on Form 8-K dated February 12, 1997).

CUSIP No. 495667105                                     Page 11 of 11 Pages
Signature
_________

          After reasonable inquiry and the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

                                   /s/ Roger King
                                   ______________________________
                                   Roger King


                                   /s/ Michael King
                                   ______________________________
                                             Michael King


                                   /s/ Richard King
                                   _____________________________
                                             Richard King


                                    /s/ Diana King
                                   _____________________________
                                   Diana King